As filed with the Securities and Exchange Commission on July 17, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40860

OLAPLEX HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

432 Park Avenue South, Third Floor

New York, New York 10016

(310) 691-0776

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*

Explanatory Note: Effective as of July 7, 2026, pursuant to that certain Agreement and Plan of Merger, dated as of March 26, 2026, by and among Olaplex Holdings, Inc., a Delaware corporation (the “Company”), Henkel US Operations Corporation, a Delaware corporation (“Parent”), and Margot Acquisition Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned Subsidiary of Parent (the “Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934, Olaplex Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 17, 2026

Olaplex Holdings, Inc.

By:	/s/ Amanda Baldwin
Name:	Amanda Baldwin
Title:	Chief Executive Officer

[Signature Page to Form 15]